UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42308

Click Holdings Limited

Unit 1709-11, 17/F

Tower 2, The Gateway

Harbour City, Kowloon

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On November 17, 2025, Click Holdings Limited (“Click” or the “Company”) issued a press release (the “Press Release”) as Exhibit 99.1 to this Form 6-K, announcing two acquisitions. The board of directors of the Company is pleased to announce that, on November 14, 2025, the Company entered into the Sale and Purchase Agreements with the shareholders of Bowser Human Resources Limited (the “Bowser”) and Top Team Consultants Limited (the “Top Team”), pursuant to which the Company agreed to acquire 100% equity interest in the Bowser and Top Team, respectively. The considerations shall be settled by the issuance of 1,885,350 and 232,256 Class A ordinary shares of the Company, respectively.

Both Bowser and Top Team are companies primarily engaged in the same industry as Click. These acquisitions aligned with Click’s strategy to expand its business through strategic acquisitions of complementary human resources solutions providers in Hong Kong. The closing is subject to the customary closing conditions and terms as stipulated in the respective Sale and Purchase Agreements, and the acquisitions are expected to close on or before November, 2025.

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Exhibit Index

Exhibit No.	Description
99.1	Press Release dated November 17, 2025

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICK HOLDINGS LIMITED

By:	/s/ Chan Chun Sing
Name:	Chan Chun Sing
Title:	Chief Executive Officer, Chairman and Director

Date: November 17, 2025

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